UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   May 2006                File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 670 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated May 2, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: May 4, 2006	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

TSX-V: EPZ

www.esperanzasilver.com

May 2, 2006

NEWS RELEASE
Esperanza Receives Drill Permit for the High-Grade San Luis Project

Denver, Colorado: Esperanza Silver Corporation (“Esperanza ” or “the Company”) announced today that it has received approval of its drill permit for the San Luis project in Ancash Department Peru. It has also completed agreements with the two local communities in the area, allowing free access for its exploration activities.

Esperanza personnel are now contracting a diamond-drill rig with the intention of initiating a first drill program that is expected to begin in June. Approximately 3.5 kilometers of new access road will need to be built before drilling can begin. Two roadwork crews are now mobilizing to begin activities.

In the San Luis area common access to the surface land is owned by the local communities. The land is solely used for sheep grazing in the vicinity of the high-grade veins to be drilled. A three-year renewable agreement has been signed allowing the Company to conduct all necessary exploration activities; the terms include rental payments, certain infrastructure improvements and an assurance of local hiring.

As part of its ongoing commitment to good community relations, Esperanza has contracted with Gestora de Negocios E Inversiones S.A. (“Gestorani”) for the design and implementation of a community relationship program. Gestorani is a Peruvian consulting group that has provided similar services for other major mining projects such as Teck-Cominco’s Antamina mine.

Esperanza temporarily suspended its channel sampling program in mid-March due to inclement weather. Sampling and mapping activity will recommence mid-May. Currently there are 140 trenches prepared and ready for sampling, including an additional 13 trenches along the northern extension of the Ayelén vein and over 72 trenches in the adjacent Inés vein where a grab sample returned values of 16.9 grams Au and 922 grams Ag per tonne.

In previously announced results Esperanza reported it had channel sampled a 350-meter strike length of the Ayelén vein with an average thickness of 3.25 meters containing 51.7 grams of gold and 1,077 grams of silver per tonne. Mineralization was continuous among the 17 channels sampled. (See Esperanza’s news releases dated March 3 and 21, 2006.) A further 325 meters of visible strike length has still to be sampled on this vein.

The adjacent Inés vein can be traced along the surface for over 2,000 meters. Including the Ayelén and Inés veins, there are five known veins with a combined identified length of over five kilometers. All the veins exhibit many of the typical characteristics of bonanza-grade precious-metals epithermal systems.

The project is held in a 50-50 joint-venture with Silver Standard Resources Inc. which is currently funding the next US$500,000 of Esperanza’s ongoing exploration to earn an additional 5% interest. Silver Standard has the right to earn an 80% interest by funding work necessary to place the property into production.

About Esperanza

Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering ore bodies. Its properties include the San Luis high-grade gold and silver discovery in central Peru and the 100%-owned Cerro Jumil bulk tonnage gold prospect in Morelos State, Mexico. It has other exploration interests in Peru, Mexico and Bolivia. The Company’s objective is to take properties up to the resource definition stage and then find partners to take them into production.

For further information contact:

William Pincus

(303) 830 0988Tel

(303) 830 9098 Fax

wpincus@esperanzasilver. com

The TSX Venture Exchange does not accept
responsibility for the adequacy or accuracy of this news release

William Pincus, M.Sc., CPG., President of Esperanza Silver Corporation, is the Qualified Person (QP) under Canada’s N.I. 43-101 responsible for the San Luis exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted by Esperanza personnel under his supervision. All samples were submitted to SGS laboratories in Lima, Peru for analysis. Samples were analyzed by ICP analysis and fire assay.